Exhibit 2.2

DESCRIPTION OF CAPITAL STRUCTURE

The descriptions of the securities contained herein summarize the material terms and provisions of the ordinary shares of Intercure Ltd. (the “Company”, “we”, “our” or “us”), registered under Section 12 of the Securities Exchange Act of 1934.

Overview

As of the date of this AIF, the authorized capital of Intercure consists of 100,000,000 Ordinary Shares, with no par value, of which 45,133,945 are issued and outstanding. All of the Ordinary Shares are validly issued, fully paid and non-assessable. The following is a summary of certain of the rights, privileges, restrictions and conditions attaching to the Ordinary Shares.

Ordinary Shares

Holders of Ordinary Shares are entitled to receive notice of and to attend any meeting of shareholders of Intercure and to one vote per Ordinary Share at any such meetings, to receive dividends if, as and when declared by the Board, and to receive on a pro rata basis the remaining property and assets of Intercure upon its dissolution or winding-up.

Dividend Rights

Subject to the preferential rights (if any) of different types of shares that may exist in the future, holders of Ordinary Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Board may from time to time determine.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of Intercure or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Ordinary Shares will be entitled to receive all of Intercure’s assets remaining after payment of all debts and other liabilities on a pro rata basis and otherwise without preference or distinction among or between the Ordinary Shares.

Pre-Emptive and Redemption Rights

Holders of Ordinary Shares do not have any pre-emptive or redemption rights.

Transfer of Shares

The Ordinary Shares are issued in registered form and may be freely transferred under the Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade.

Ownership Restrictions

The Israeli DDO and regulations promulgated thereunder as well as directives and guidelines issued from time to time by the IMCA (the “Israeli Cannabis Legal Regime”), set out the framework for obtaining a license to conduct medical cannabis activities in Israel, which includes an assessment by the Israeli police as to the fitness of the applicant and making a recommendation to the IMCA or other relevant regulatory authority whether a license should be granted.

In the event of a corporate applicant, such as Intercure (or its subsidiaries), the assessment by the Israeli police extends to the interested parties of such applicant. An “interested party” for these purposes is defined as: (i) a Holder (as that term is defined below) of 5% or more of the issued share capital or voting power in a company, (ii) any person who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or chief executive officer of the company.

Under the Israeli Cannabis Legal Regime and the relevant terms of the IMCA licenses, each of the following actions requires the prior approval of the IMCA: (i) a Holder (as that term is defined below) becoming an interested party or a person obtaining control of an interested party, or an effective interested party, in each case, whether by virtue of its shareholdings or by virtue of a shareholders agreement; (ii) any share issuances pursuant to which the recipient of the shares becomes an interested party and/or an effective interested party; and (iii) appointing a director or chief executive officer, or extending the terms of their appointment.

The Articles attempt to mitigate the risk of a contravention of the noted regulatory requirements by including provisions that limit the aggregate ownership or control or direction over ownership interests or voting rights of any Holder to no more than 4.99% of the issued and outstanding Ordinary Shares (the “Applicable Limit”), unless such Holder has obtained prior approval from the IMCA. As discussed further below, to the extent a Holder acquires, becomes the Holder of or obtains control or direction over Ordinary Shares in excess of the Applicable Limit in breach of the Approval Requirement, such excess number of Ordinary Shares will automatically, upon the decision of the Board, be forfeited or become dormant shares (the consequences of which are explained below).

Intercure has adopted internal procedures designed to monitor ownership, control or direction and voting power of Holders and to identify any Holder of the Ordinary Shares in excess of the Applicable Limit. Following the end of each taxation year, every Holder holding a number of Ordinary Shares in excess of the Applicable Limit must provide Intercure with a written notice of such Holder’s name and address, the number of Ordinary Shares held and a description of the manner in which such Ordinary Shares are held.

There can be no assurance that the IMCA will consider the provisions contained in the Articles or these procedures as sufficient to avoid the automatic expiry of the IMCA licenses in the event that a Holder exceeds the Applicable Limit.

Solely for the purposes of the this section, a “Holder” means a person or group of persons acting together who, directly or indirectly, acquire, hold or maintain control or direction over Ordinary Shares, and shall include, if the Holder is a corporation, its subsidiaries and affiliated companies, or, if the Holder is an individual, her or his immediate family members who reside together or whose livelihood is dependent on one another, and for greater certainty shall also include any person or group of persons that acquires control of any such Holder, all within the meaning of such terms as they are used in, and interpreted and applied under Companies Law.

Dormant Share1

Dormant shares shall not have attached to them any rights, privileges or benefits attached to the non-dormant Ordinary Shares during the period they are dormant, including the right to vote, the right to receive dividends or the right to participate in the liquidation and distribution of our assets upon dissolution, and shall remain dormant shares until such time as either (a) Intercure, in its sole discretion, are satisfied that the Holder has received the required approval from the IMCA, and that no prejudice to Intercure, its IMCA licenses, or otherwise, will arise as a result of such dormant shares regaining all of the rights, privileges and benefits attached to Ordinary Shares generally, or (b) such dormant shares have been transferred or sold by the Holder to a different Holder that does not exceed the Applicable Limit before and after such sale. Notwithstanding the foregoing, a Holder of dormant shares shall be entitled to sell any such dormant shares and retain the proceeds associated with such sale.

For greater certainty, if a Holder that exceeds the Applicable Limit is a group of persons acting together, the Ordinary Shares held by each member of such group will automatically become dormant shares on a pro rata basis within the group.

IMCA Approval to Exceed the Applicable Limit

A Holder of dormant shares may, at any time, apply to the IMCA or by notice to Intercure, require Intercure to make an application for approval from the IMCA on such person’s behalf in order to seek approval to permit such Holder to acquire or hold Ordinary Shares in excess of the Applicable Limit. There is no assurance that the IMCA will provide such approval.

The procedures for seeking approval from the IMCA may include, among other things, police record checks and the submission of certain information to the IMCA and the Israeli police. Non-Israeli Holders may be subject to additional administrative and/or procedural requirements in obtaining the approval from the IMCA than would be required for Israeli Holders (such as the provision of certain declarations), and as a result the applications of non-Israeli Holders may be subject to longer processing times than those submitted by Israeli Holders.

1 Dormant shares for the purpose hereof shall be regarded as shares with no voting rights, but shall continue to be owned by the shareholder and may be sold or transferred. Once such transfer results in such dormant shares being held by a holder whose ownership of Ordinary Shares does not exceed the Applicable Limit, such shares shall cease to be dormant shares.